NEWS RELEASE
Kelso Technologies Inc. (The “Company” or “Kelso”) Canada: TSX: KLS	October 6, 2014

Kelso Technologies Inc. to List on the NYSE MKT

Kelso Technologies Inc. (the "Company" or “Kelso”) is pleased to announce that its common shares have been authorized for listing on the NYSE MKT. Kelso’s common shares will begin trading on the NYSE MKT on October 14, 2014 under the trading symbol “KIQ”. The Company will also retain its listing on the Toronto Stock Exchange under the trading symbol “KLS”.

“We welcome Kelso Technologies to the NYSE MKT family of listed companies and look forward to a long term partnership in supporting their continued growth,” said Scott Cutler, Executive Vice President, Global Listings at NYSE. “Kelso Technologies will be joining other growth-orientated companies taking advantage of the NYSE’s advanced and innovative market model to offer a premier venue for listing and trading their stocks.”

“Kelso’s increased exposure from this upcoming NYSE MKT listing will bring additional value to Kelso’s broadening shareholder base and we look forward to introducing Kelso to a wider audience of investors as our Company profile expands,” said James R. Bond, CEO and President of the Company.

About Kelso Technologies

Kelso is a railroad equipment supplier that produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

For a more complete business and financial profile of the Company, the financials statements and management discussion and analysis can be viewed in their entirety on the Company's website at www.kelsotech.com or www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company expects the shares to begin trading on the NYSE MKT on October 14, 2014 under the trading symbol “KIQ”. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street
North Delta, BC, V4C 6V1
www.kelsotech.com